Exhibit 99.1

QYOU Media to Host Second Quarter 2022 Financial Results Call on August 29

TORONTO, Aug. 23, 2022 /CNW/ - QYOU Media Inc. (TSXV: QYOU) (OTCQB: QYOUF) ("QYOU" or the "Company"), a company operating in India and the United States producing and distributing content created by social media stars and digital content creators, will host a conference call and audio-only webcast on Monday, August 29, at 4:30 p.m. ET to discuss the Company's operational and financial highlights for its second quarter ended June 30, 2022. A question-and-answer session will follow management's prepared remarks.

Event: QYOU Media Q2 2022 Financial Results Conference Call

Date: Monday, August 29, 2022

Time: 4:30 p.m. Eastern Time

Live Call: +1-877-407-0789 (U.S. Toll-Free) or +1-201-689-8562 (International)

Webcast:

https://viavid.webcasts.com/starthere.jsp?ei=1566704&tp_key=506350f9fc

For interested individuals unable to join the conference call, a dial-in replay of the call will be available until September 12, 2022 and can be accessed by dialing +1-844-512-2921 (U.S. Toll Free) or +1-412-317-6671 (International) and entering replay pin number: 13732535.

About QYOU Media

One of the fastest growing creator-media companies, QYOU Media operates in India and the United States producing, distributing and monetizing content created by social media influencers and digital content stars. In India, under our flagship brand, The Q, we curate, produce and distribute premium content across television networks, VOD and OTT platforms, mobile phones, smart TV's and app based platforms. We now have 5 emerging content destinations engaging over 125 million Indian households weekly – The Q (mass entertainment), Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and our latest Q-GameX (live gaming). Our influencer marketing company, Chtrbox, has been a pioneer in India's creator economy, leveraging data to connect brands to the right social media influencers. In the United States, we  power major film studios, game publishers and brands to create content and market via creators and influencers. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month.  Experience our work at www.qyoumedia.com, www.theq.tv and www.chtrbox.com.

Join our shareholder chat group on Telegram:  http://t.me/QYOUMedia

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws. Words such as "expects'', "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements. The forward-looking statements contained herein may include, but are not limited to, information concerning the completion of future investments, the approval of the Exchange of the investments, the approval of the Reserve Bank of India of future investments, the expected use of proceeds from the investment, and statements relating to the business and future activities of QYOU. These forward-looking statements are based on QYOU's current projections and expectations about future events and other factors management believes are appropriate. Although QYOU believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that the offering and the closing thereof will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond QYOU's control. Additional risks and uncertainties regarding QYOU are described in its publicly-available disclosure documents, filed by QYOU on SEDAR (www.sedar.com) except as updated herein. The forward-looking statements contained in this news release represent QYOU's expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. QYOU undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/qyou-media-to-host-second-quarter-2022-financial-results-call-on-august-29-301611102.html

SOURCE QYOU Media Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2022/23/c6509.html

%CIK: 0001650287

For further information: Investor Relations Contact: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), Or 407-491-4498, QYOUF@redchip.com

CO: QYOU Media Inc.

CNW 16:15e 23-AUG-22